SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: May 7, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: +31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 7, 2002, Koninklijke Ahold N.V. (the "Company") announced its first quarter sales for the 16 week period ended April 21, 2002. On May 7, 2002, Cees van der Hoeven, President and Chief Executive Officer of the Company, delivered a speech at the annual meeting of the Company's shareholders. A copy of the press release announcing the first quarter sales results is attached hereto as Exhibit 1. A copy of the speech is attached hereto as Exhibit 2.

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibits	Description
1.	Press release dated May 7, 2002, announcing the first quarter sales.
2.	Speech of the President and Chief Executive Officer of the Company delivered on May 7, 2002.

Exhibit 1

Ahold

Press Release

Royal Ahold
Public Relations

Date: May 7, 2002
For more information: +31 75 659 57 20

Ahold 2002 first quarter sales rise 22% to Euro 22.2 billion

Organic sales growth of 5.4%

Zaandam, The Netherlands, May 7, 2002 – Ahold, the food retailer and foodservice operator, generated consolidated net sales (excluding VAT) over the first quarter of the year (16 weeks through April 21, 2002) of Euro 22.2 billion, a rise of 22.0%. Worldwide organic sales, excluding currency fluctuations, grew 5.4%.

Ahold USA – retail operations: sales up 16.2% to USD 7.9 billion
In the United States, retail sales increased 16.2% to USD 7.9 billion. Organic retail sales grew 5.7%, comparable retail sales 2.0% and identical retail sales 1.3%. Lower fuel prices depressed identical retail sales growth by approximately 0.4%. All retail operating companies, except for BI-LO, contributed to sales growth. Sales at the recently acquired supermarket company Bruno's were better than anticipated.

Ahold USA – foodservice operations: sales up 56.9% to USD 5.4 billion
Foodservice sales in the United States grew 56.9% to USD 5.4 billion mainly due to the consolidation of Alliant. Organic foodservice sales for the quarter were 4.3% higher. Voluntary market exits depressed organic sales growth by 1.2%. The integration of distribution facilities is moving as scheduled. The current plan is to consolidate 10 more facilities. U.S. Foodservice expects to have completed the major part of the integration process by year-end 2002.

Europe: sales increase 6.4% to Euro 6.1 billion
In Europe, sales rose 6.4% to Euro 6.1 billion. Organic retail sales, excluding currency impact, grew by 5.8%. In The Netherlands, sales were 6.1% higher. Operations in Scandinavia, Central Europe and Spain also contributed to the sales rise. Sales in Portugal were lower.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

South America: sales total Euro 840 million

In Brazil, Argentina, Chile and Peru, sales amounted to Euro 840 million, down 32% from last year. Organic retail sales, excluding currency impact, increased by 4.3%. In local currencies, Bompreço in Brazil and Santa Isabel in Chile generated higher sales. Sales at Disco in Argentina were essentially the same as last year.

Central America: sales total Euro 410 million

Starting January 1, 2002, Paiz Ahold, the joint venture of Ahold and La Fragua in Central America, formed a new regional joint venture with CSU named CARHCO. La Fragua sales are deconsolidated since January 1, 2002. The results from CARHCO will be reported as income from unconsolidated subsidiaries. Sales of CARHCO amounted to Euro 410 million. Organic sales growth in Central America, excluding currency impact, increased by 10.5%.

Asia: sales total Euro 121 million

In Asia, sales rose 19.7% to Euro 121 million. In local currencies, sales in all countries were higher than last year. Organic retail sales rose by 14.7%.

Outlook full-year 2002

Ahold companies, particularly the prominent ones, continue to perform well. There are however two factors that could potentially impact the growth performance of the company as a whole. The integration of Ahold Spain and Superdiplo on the Spanish mainland is taking longer than anticipated. As a consequence, earnings from Spain will fall short of our target.

In addition, the situation in Argentina is highly uncertain. The severe economic slow-down may impact operating earnings growth at Disco. The sustained weakness in the exchange rate will increase the cost of Disco's debts, denominated in U.S. Dollars, and may affect net earnings at Disco yet further. Disco is held through a partnership, Disco Ahold International Holdings. Ahold no longer adjusts the negative net income in Disco Ahold International Holdings for minority interests, thereby increasing the negative impact of the currency devaluation on Ahold's net earnings.

The Executive Board expects consolidated sales in 2002 to increase organically by 6 – 8% and operating earnings to increase organically by approximately 15%. The implied strong margin expansion is derived from significant additional economies of scale, synergies and operational enhancements. Including the acquisitions of Alliant and Bruno's, but excluding currency impact, operating earnings are expected to increase by approximately 20%.

Ahold's net earnings per share growth target of 15%, excluding currency differences and goodwill amortization, is ambitious. Yet it is justified by current operational performance. However, reaching the earnings per share growth target will depend on developments in Spain and Argentina as well as the level of gains from the sale of real estate.

Ahold expects its earnings to grow significantly faster in the second half of 2002 than in the first half of the year. This backloading reflects the integration of Alliant into U.S. Foodservice and anticipated improved results in the second half at BI-LO as well as in Spain and Portugal.

Earnings per share growth, excluding currency fluctuations and goodwill amortization, for first quarter 2002 is expected to be almost identical to first quarter 2001. On a fully-comparable basis, excluding one-time gains and losses, earnings per share are expected to rise by about 5-7%. Ahold will publish its first quarter results (16 weeks) on June 6, 2002 at 8.00 a.m. (CET).

Per 2002 year-end Ahold will reconcile net earnings under Dutch GAAP to US GAAP. The Executive Board expects the revaluation of goodwill paid for certain assets acquired in the past may cause a non-cash impairment charge to earnings under US GAAP.

Editor's note:

- Organic growth definition:
  "Sales year n" divided by "Sales year (n-1) Ahold base + sales year (n-1) acq. companies*"

  * to the extent that the sales of the acquired company represent > 5% of the sales of the acquiring entity, or that the acquisition is an entry into a new business channel or market area.
- *Identical sales compare sales from exactly the same stores.*
- *Comparable sales are identical sales plus sales from replacement stores.*

Ahold Corporate Communications: +31 75 659 5720
Mobile: Annemiek Louwers +31.6.53.98.16.06; Nick Gale: +31.6.55.77.22.83

Exhibit 2

Ahold

Press Release

Royal Ahold

Public Relations

Date: May 7, 2002
For more information: +31 75 659 57 20

Annual General Meeting of Stockholders of Royal Ahold
The Hague, Tuesday May 7, 2002
Address by Ahold President & CEO Cees van der Hoeven

Ladies and gentlemen,

Welcome to our annual stockholders meeting. I am happy to see so many of you with us today. A full auditorium gives us the same good feeling as a busy store. It is an indication of interest, loyalty and bonding with your company, and that is the basis of our success.

That success translates not only into lasting relationships with our stakeholders, but also into the healthy growth of our companies. In 2001, our sales totaled Euro 66.6 billion, an increase of 29% on 2000. Net earnings before goodwill amortization and exceptional charges, including the impact of the devaluation of the Argentine Peso, increased by 36% to Euro 1.5 billion. After the aggregate impact of Euro 411 million for goodwill amortization and exceptional charges, including the impact of the Peso, net earnings amounted to Euro 1.11 billion. Earnings per share therefore totaled Euro 1.25.
Organic sales growth amounted to 6.1%, and organic operating earnings growth (EBITA) at 20% proved to be stronger than most of our competitors.

Our results were heavily influenced in 2001 by exceptional charges, largely reflecting the situation in Argentina. Local economic conditions were particularly challenging, compelling us to take effective measures. We have yet to see any signs of recovery in the region, so Argentina will make its mark again this year. We do, however, maintain a positive long-term vision for the Latin American region.

It is worth mentioning that our five most prominent companies – U.S. Foodservice, Stop & Shop, Albert Heijn, Giant-Landover and ICA – showed considerable sales and earnings growth. They continue to form a strong base for further corporate growth.

In the U.S., where the economy suffered a telling blow as a result of the September 11 events, both our food retail and foodservice operations have been able to improve their performance. All supermarket chains contributed to the earnings increase. Sales growth in foodservice in excess of 100% was mostly due to the full-year consolidation of U.S. Foodservice and PYA/Monarch, the latter acquired at the end of 2000.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

At year-end 2001, we acquired Alliant, the third-largest foodservice operator in the United States with a robust position in the health care sector. U.S. Foodservice is currently forging ahead with the integration process and we expect this to generate considerable synergies and cost savings.

Our companies in Asia are not yet profitable, but a slight improvement was realized.

In Europe, sales increased by more than 31%, mainly reflecting the acquisition of Superdiplo in December 2000 and the full-year consolidation of ICA in Scandinavia. All of our European companies generated higher sales.

As you can see, our company is built on solid foundations, both in Europe and the United States. There are of course parts of our company that leave room for improvement. Our supermarket chain BI-LO in the U.S. had a difficult year, especially in the second half. On the Spanish mainland, a major effort is under way to integrate various supermarket companies acquired during the last few years, including Superdiplo. In Portugal, sales increased but earnings were disappointing. Given the measures now in place, we expect these companies to make a greater contribution to corporate results, especially in the second half of the year.

In The Netherlands, Albert Heijn, Deli XL and the specialty stores generated substantial organic sales growth. To cater to changing customer needs, Albert Heijn introduced a number of new formats during the past year. On the way here, you may have seen an *AH to go*, Albert Heijn's convenience store format at gas stations, train stations and in busy shopping streets. Our stockholders from Arnhem have possibly been to AH XL and some of you may even have ordered from Albert.nl.

The traditional Albert Heijn store to which you have become accustomed over the years is by far our biggest format in The Netherlands, but you have witnessed an important transition process this past year. In one weekend, all Albert Heijn stores were remodeled and rationalized in terms of routing and range. This successful operation has resulted in a demonstrable improvement in both sales and margin.

Transparency

You are also familiar with the efforts we take to be transparent, both in terms of our strategy and the numbers we present to you. We can imagine there was some confusion when our stock price fluctuated so severely in the wake of the publication of the annual report. I would like to take this opportunity to once again explain what happened.

On March 7, we announced our earnings statement to the media, followed by a thorough briefing for the investment community on March 8. The published results were based on Dutch GAAP, the Dutch accountancy rules. A few weeks later, on April 4, we published our annual report. As we are also listed in New York, we presented a reconciliation of our numbers according to US GAAP, the American accounting principles. This reconciliation was made after publication of our results based on Dutch GAAP. Differences between these two accounting systems gave rise to a large variance between our earnings under Dutch GAAP and under US GAAP. In real terms, this meant that net earnings under Dutch GAAP amounted to Euro 1.1 billion, and under US GAAP to Euro 120 million.
That difference is largely due to the treatment of goodwill, gains from derivative transactions and real estate gains.

The most important difference regards the amortization of goodwill. This item represents a decrease in earnings under US GAAP of Euro 728 million, and was primarily caused by an impairment of goodwill of our share in our Argentine operations. This impairment is directly related to the economic crisis in that country and the Peso devaluation.

Another important adjustment under US GAAP is related to the treatment of derivative transactions. Like most international companies, Ahold uses derivatives to limit currency and interest risks. Last year a new and complex standard, SFAS 133, was introduced under US GAAP. This new standard led to a negative pre-tax earnings adjustment under US GAAP of Euro 133 million.

And finally, an adjustment of Euro 137 million was made under US GAAP for gains from the sale of real estate. This is not our core business, but an ongoing corporate activity. We are frequently involved in the development of shopping centers where one of our stores serves as the anchor tenant. We sell these real estate properties once a stable situation has been achieved and the market is favorable. Our gains from this activity vary from year to year, and in 2001 they were higher than usual: Euro 159 million compared to an average of Euro 50 to 100 million formerly.

The way the 2001 earnings statement and annual report came to market hardly merits a prize. The confusion caused is clearly out of line with our policy of transparency. We have a reputation to uphold in this regard, and it is a matter of compelling importance that we regain our credibility on that score.

As of the first quarter, we will advise you of any significant differences between Dutch GAAP and US GAAP. By the way, we are the only prominent food retailer in the world that reports according to two accounting principles. We hope, however, that this quarterly disclosure will help you see us as one of the most transparent, if not the *most* transparent, company in our sector. Despite all the commotion on numbers and the increasing demand for deeper insight, let there be no doubt: your company is performing excellently, our associates are motivated and it is high time that stockholders once again get their share.

Corporate Social Responsibility

I would like to broach one more topic. As you know, it is one close to our hearts. A leading company such as ours should also take the lead in the field of corporate social responsibility, or CSR. This is something to which many companies pay lip service, but I want you to know that we are intent on making it happen. Not only are we convinced of the need for corporate social responsibility, but we are also in a position to make a difference. The volume of product we source worldwide gives us a certain leverage with suppliers. Our internal and external networks give us access to key specialists around the world. We use these assets judiciously to shape, focus and drive our CSR projects.

Permit me to give you an example. We regard food safety as a fundamental corporate responsibility. Ahold took the lead in bringing together the chief executives of the world's largest supermarket companies in 2000 to establish the Global Food Safety Initiative. This platform is solely aimed at shaping and safeguarding effective food safety systems. So far, almost 40 retailers have joined us, all key players in their markets representing the vast majority of our sector's sales around the world.

I would also like to give you an example of how Ahold companies team up to achieve their objectives. The *Low Energy Super Store* project at our U.S. retail company, Stop & Shop, came about through our internal knowledge transfer initiative known as Networking. This project brought together specialists from our companies in Argentina, Brazil, The Netherlands and the United States.

Together, they developed new store technology for cooling, lighting and climate control. This partnership led to a store concept that requires 30% less energy to operate than a traditional store. The range of innovative techniques developed in this project is now at the disposal of our other stores around the world.

If you are interested in our CSR initiatives, we warmly welcome you to our web site at www.ahold.com where you will find a wealth of information on this and other topics. A summary in Dutch of our recently published status report on corporate social responsibility at Ahold is available at the information desk after the meeting.

Our associates

We play an important role in society as an employer. Globally, we have 450,000 associates who are ready each day to be of service to you, both as customer and stockholder. I would like to thank them for their enthusiasm and their contribution to the results we put before you today.

This is also the time to introduce two new executives to you in person. Seated behind the table are Bill Grize, member of the Corporate Executive Board responsible for Ahold USA Retail Operations, and Jim Miller, also a Board member and responsible for U.S. Foodservice.
The two executives take the places of Allan Noddle, who has retired, and Bob Tobin, appointed to the Supervisory Board last year.

Strategy

I would like to summarize where our company now stands and how we view the future. Ahold wants to be the world's best and most successful food provider. Our strategy to achieve this mission is transparent and consistent, driven by different distribution channels and store formats under various brand names. This approach enables us to focus on local markets and needs, and allows us to truly serve our local customers whenever, wherever and however they require.

Simultaneously, our companies cooperate closely behind the scenes at an international level. This enables us to benefit from economies of scale, to generate synergies and to share the knowledge we gather throughout our trade areas. The result? The whole is greater than the sum of its parts. We form a closely-knit family of companies serving more than 40 million customers on a weekly basis.

This strategy optimally positions us for further growth, fueled by organic sales and earnings development and the positive impact of recent acquisitions. Under the current circumstances we project a decrease in acquisition activity and we will not be tapping the capital markets this year to finance our growth.

Outlook for 2002

I would like to make the following observations with regard to our 2002 outlook. Ahold companies, particularly the prominent ones, continue to perform well. There are however two factors that could potentially impact the growth performance of the company as a whole.

The integration of Ahold Spain and Superdiplo on the Spanish mainland is taking longer than anticipated. As a consequence, earnings from our Spanish operations will fall short of our target.

In addition, the situation in Argentina is highly uncertain. The severe economic slow-down may impact operating earnings growth at Disco. The sustained weakness in the exchange rate will increase the cost of Disco's debts, denominated in U.S. Dollars, and may affect net earnings at Disco yet further. Disco is held through a partnership, Disco Ahold International Holdings. Ahold no longer adjusts the negative net income in Disco Ahold International Holdings for minority interests, thereby increasing the negative impact of the currency devaluation on Ahold's net earnings.

The Executive Board expects consolidated sales in 2002 to increase organically by 6 – 8% and that operating earnings will increase organically by approximately 15%. The implied strong margin expansion is derived from significant additional economies of scale, synergies and operational enhancements. Including the acquisitions of Alliant and Bruno's, but excluding currency impact, operating earnings are expected to increase by approximately 20%.

Ahold's net earnings per share growth target of 15%, excluding currency impact and goodwill amortization, is ambitious. Yet it is justified by current operational performance. It needs to be said, however, that achieving the earnings per share growth target depends on developments in Spain and Argentina as well as the level of gains from the sale of real estate.

We expect earnings to grow significantly faster in the second half of the year than in the first half. This backloading reflects the integration of Alliant into U.S. Foodservice and anticipated improved results in the second half at BI-LO as well as in Spain and Portugal.

Earnings per share growth for first quarter 2002, excluding currency impact and goodwill amortization, is expected to be almost identical to first quarter 2001. On a fully-comparable basis, excluding one-time gains and losses, earnings per share are expected to rise by 5-7%. We publish first quarter results (16 weeks) on June 6, 2002 at 8.00 a.m. (CET).

Per year-end 2002, Ahold will reconcile net earnings under Dutch GAAP to US GAAP. The Executive Board expects the revaluation of goodwill of certain assets acquired in the past may cause an impairment charge to earnings under US GAAP.

First-quarter sales
I would like to conclude by presenting to you the sales numbers for the first 16 weeks of this year. Consolidated sales increased by 22.0% to Euro 22.2 billion. Organic sales growth, excluding currency impact, amounted to 5.4%.

In the U.S., retail sales increased by 16.2% to USD 7.9 billion and foodservice sales rose 56.9% to USD 5.4 billion, mainly reflecting the consolidation of Alliant.

In Europe, sales increased by 6.4% to Euro 6.1 billion.

In Latin America, sales amounted to Euro 1.2 billion.

And in Asia, sales amounted to Euro 121 million, a rise of 19.7%.

Ladies and gentlemen, you know us as a company of bold ambition. Sailing strongly before the wind we have held a course of steady growth over the years. The past year has shown that our company has the capacity to stay on course even during less favorable economic circumstances. We embrace the challenge. You can count on an unwavering commitment from us and all our associates. We face the year ahead with renewed vigor to ensure that our stakeholders will enjoy the fruits of our success. We are glad to have you onboard!

Thank you very much for being with us today and for your attention.

Ahold Corporate Communications: +31 75 659 5720
Mobile: Annemiek Louwers +31.6.53.98.16.06; Nick Gale: +31.6.55.77.22.83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: May 7, 2002

By:
Name: M.P.M. de Raad
Title: Executive Vice President